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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

March 27, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: James O’Connor, Division of Investment Management

Re:	The Saratoga Advantage Trust

(File No. 033-79708; 811-08542)

Dear Mr. O’Connor:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 103 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A, relating to an investment strategy and name change for one of the Trust’s portfolios, the James Alpha EHS Portfolio (the “Portfolio”) (formerly known as the James Alpha Equity Hedge Portfolio), filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2018. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a Post-Effective Amendment to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR (the “Amendment”).

general comments

Comment	1. Please update all information and complete information that is missing or in brackets, including the fee and expense table and example.

Response 1. The disclosure has been revised accordingly.

Comment	2. Please confirm that the Portfolio’s financial statements will be for a period of six months or less.

March 27, 2018

Response 2. The Trust hereby confirms that the Portfolio’s financial statements are for a period of six months or less.

Prospectus – Cover Page

Comment	3. We believe that the Portfolio continues to be required to satisfy an 80% name test for equity. The use of “EHS” should not be used to circumvent the names rule (e.g., TM for tax managed). An abbreviation, like a full name, can connote a type of investment and may subject a fund to an 80% policy. The standard is whether a reasonable investor would associate an abbreviation with a type of investment. While “EHS” may not suggest equity in other circumstances, because the Portfolio previously used the term “Equity Hedged Strategy" investors might reasonably believe it is still invested in equities. In addition, please advise whether the name change indicates a change in strategy and, if so, please advise whether the change in strategy has also been disclosed.

Response 3. The Trust has considered the Staff’s comment carefully. Based on our analysis, as discussed below, we respectfully disagree that the Portfolio continues to be required to maintain an 80% investment policy with respect to equity securities. As referenced in the Staff’s comment, “EHS” has no commonly understood meaning to investors and does not suggest any particular type of investments. We respectfully note that the Portfolio did not previously use the term “equity hedged strategy” in its disclosure and there is no reference to such term in its current disclosure. Shareholders of the Portfolio were notified on December 12, 2017, of the Portfolio’s pending name change and the elimination of the Portfolio’s 80% investment policy to become effective on or about February 15, 2018, in accordance with the provisions of Rule 35d-1 under the Investment Company Act of 1940. The Trust respectfully submits that such disclosure to existing shareholders, as well as the supplementation of all prospectuses since December 12, 2017, should eliminate confusion as to the Portfolio’s investments for existing and new shareholders. Accordingly, the Trust respectfully declines to incorporate this comment.

March 27, 2018

Prospectus

Comment	4. With respect to the Portfolio’s “Fees and Expenses of the Portfolio” table, please add the caption “(fees paid directly from your investment)” to the “Shareholder Fees” line.

Response 4. The disclosure has been revised accordingly.

Comment	5. Please add back the third footnote indicating that the “Other Expenses” line item is based on estimates for the current fiscal year.

Response 5. The disclosure has been revised accordingly.

Comment	6. It appears that short sales may be a principal investment strategy of the Portfolio. If so, please confirm that the “Other Expenses” line item includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. Alternatively, you may add a subcategory line item under “Other Expenses” to disclose specifically the expenses of selling short, particularly if they represent a material percentage of “Other” expenses.

Response 6. The Portfolio has not entered into any short sales since its inception. The Trust represents that if the Portfolio engages in short sales, such related expenses as described above will be included in the Other Expenses line item.

Comment	7. Footnote 2 of the Portfolio’s “Fees and Expenses of the Portfolio” table notes that the Manager may seek reimbursement for fees it waived and Portfolio expenses it paid within three years of the end of the fiscal year in which such fees were waived or expenses paid. The Staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The three-year period for recoupment is based on the assumption that anything longer than 3 years would make recoupment more probable than not, which would result in the fund booking a liability for the waived amount in accordance with GAAP rules (consistent with ASC 450). If the recoupment period is three years after the fiscal year end during which the fees have been waived or reimbursed, the recoupment period will exceed three years (and may be closer to 4 years). Accordingly, please revise this disclosure in the footnote

March 27, 2018

and elsewhere (as applicable) to indicate that the recoupment will be limited to three years from the date of the waiver or reimbursement.

Response 7. The Trust believes that the disclosure in the fee waiver footnote to the fee table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A. The Trust supplementally confirms that any recapture of expenses pursuant to the fee waiver agreement will be in accordance with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Comment	8. With respect to footnote 2 of the Portfolio’s “Fees and Expenses of the Portfolio” table, please clarify meaning of “non-routine expenses.”

Response 8. The term “non-routine expenses” refers to certain non-routine expenses or costs, including, but not limited to, those relating to litigation.

Comment	9. If derivatives will be used as part of the Portfolio’s principal investment strategy, it is not sufficient to simply disclose that the strategy will “include” various derivatives. Please specifically identify all of the derivatives that the Portfolio will invest in as a principal investment strategy and the risks of investing in those derivatives as discussed in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response 9. The Trust respectfully submits that the disclosure lists all derivatives in which the Portfolio will invest as a principal investment strategy and discloses the risks accordingly. The Trust therefore believes that the derivatives disclosure in the prospectus for the Portfolio is consistent with the guidance provided in the Barry Miller Letter.

Comment	10. In the “Principal Investment Strategies” section, please consider revising the last sentence to read “Under normal market conditions, the Portfolio is expected to invest in a combination of over 75 individual investments, including primarily exchange-traded products.”

Response 10. The disclosure has been revised accordingly.

Comment	11. In the “Principal Investment Risks–Exchange-Traded Notes (ETN) Risk” section, the disclosure states, “ETNs are synthetic instruments that allow individual investors to have access to derivatives linked to commodities and assets such as oil, currencies and foreign stock indexes. ETNs combine certain aspects of bonds and ETFs. Similar to ETFs, ETNs are traded on a major exchange (e.g., the New York Stock Exchange) during normal trading hours. However, investors can also hold the ETN until maturity. At maturity, the issuer pays to the investor a cash amount equal to the principal amount, subject to the day’s index factor. ETN returns are based upon the performance of a market index minus applicable fees.” This portion does not describe risks, but explains the structure of an ETN and, as such, should be moved to the strategy disclosure.

March 27, 2018

Response 11. The Trust respectfully submits that the disclosure is properly located within the risk factor, as it provides additional detail of the operation of ETNs generally as context for the risk disclosure.

Comment	12. In the “Principal Investment Risks–Exchange-Traded Funds (ETF) Risk” section, please also disclose that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders.

Response 12. The Portfolio’s Item 9 disclosure has been revised accordingly.

Comment	13. In the “Principal Investment Risks–Exchange-Traded Funds (ETF) Risk” section, please disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day.

Response 13. The Portfolio’s Item 9 disclosure has been revised accordingly.

Comment	14. In the “Principal Investment Risks–Exchange-Traded Funds (ETF) Risk” section, please disclose that international ETFs may have a limited number of authorized participants. To the extent that these authorized participants exit the business or are unable to proceed with creation and/or redemption

March 27, 2018

orders with the ETF and no other authorized participant is able to step forward, ETF shares may trade at a discount to net asset value and possibly face trading halts and/or delisting.

Response 14. The Portfolio’s Item 9 disclosure has been revised accordingly.

Comment	15. If investing in leveraged ETFs is a principal investment strategy of the Portfolio, please disclose whether there are any limits on the Portfolio's ability to invest in leveraged ETFs. Otherwise disclose that the Portfolio may invest in leveraged ETFs without limit. Please also disclose the risks of investing in leveraged ETFs, assuming that this is a principal investment risk.

Response 15. The Trust hereby confirms that investment in leveraged ETFs is not currently considered a principal investment strategy.

Comment	16. In the “Principal Investment Risks” section, please consider revising “Risk of Investing in Other Investment Companies” to read “Risk of Investing in Mutual Funds” and deleting the phrase “other investment companies, such as ETFs and” in the first sentence. We suggest this revision to the disclosure because the risk of duplicative fees with respect to ETF investments has been mentioned elsewhere and the use of the phrase "such as" raises the issue of whether the Portfolio will be investing in other investment companies in addition to ETFs and mutual funds. If there are other investment companies, please identify them.

Response 16. The disclosure has been revised accordingly.

Comment	17. If short selling is a principal investment strategy of the Portfolio, please add, where appropriate, the following disclosure: The Portfolio’s investment performance also may suffer if the Portfolio is required to close out a short position earlier than it had intended. This would occur if the securities lender required the Portfolio to deliver the securities the Portfolio borrowed at the commencement of the short sale and the Portfolio was unable to borrow the securities from another securities lender or otherwise obtain the security by other means. In addition, the Portfolio may be subject to expenses related to short sales that are not typically associated with investing in securities directly, such as costs of borrowing and margin account maintenance costs associated with the Portfolio’s open short

March 27, 2018

positions. When the Portfolio sells short an equity security that pays a dividend, the Portfolio must pay out the dividend rate of the equity security to the lender and records this as an expense of the Portfolio and reflects the expense in its financial statements. However, a dividend paid on a security sold short generally has the effect of reducing the market value of the shorted security and thus, increases the Portfolio’s unrealized gain or reduces the Portfolio’s unrealized loss on its short sale transaction. To the extent that the interest rate and/or dividend that the Portfolio is obligated to pay is greater than the interest earned by the Portfolio on investments, the performance of the Portfolio will be negatively impacted. These types of short sales expenses are sometimes referred to as the “negative cost of carry,” and will tend to cause the Portfolio to lose money on a short sale even in instances where the price of the underlying security sold short does not change over the duration of the short sale. The Portfolio may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell long positions earlier than it had expected.

Response 17. Short selling is not currently considered a principal investment strategy of the Portfolio. The Trust hereby undertakes to revise the disclosure with respect to short selling if, in the future, short selling is used as a principal investment strategy.

Comment	18. In the “Principal Investment Risks–Underlying Pools Risk” section, please disclose, if true, that the underlying pools may not be registered investment companies.

Response 18. The disclosure has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss